

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Via E-mail
Ms. Jill Granoff
Chief Executive Officer
Vince Holding Corp.
500 Fifth Avenue
20th Floor
New York, NY 10110

Re: Vince Holding Corp.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed April 4, 2014
File No. 001-36212

Dear Ms. Granoff:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8

1.   Please tell us the primary components that you include in your cost of products sold line item and confirm to us that you will include such disclosure in future filings. To the extent applicable, disclose that your cost of products sold and gross margins may not necessarily be comparable to that of other entities as a result of different practices of categorizing costs.

2.   Please tell us whether you include shipping and handling costs in your cost of products sold. To the extent that your shipping costs or handling costs are significant and not included in cost of products sold, please quantify the amount of such costs for the fiscal years presented in your Form 10-K and confirm to us that you will disclose both the amount of such costs and the line item(s) on the income statement that include them. Refer to ASC 605-45-50-2.

(B) Basis of Presentation, page F-8

3.   We note on page 7 that you have an international free-standing store in Japan that opened in the fall of 2013. We further note on page 24 of your November 1, 2014 Form 10-Q that you have an international free-standing store in Turkey that opened in the spring of 2014. In both instances these stores are said to be operated by your distribution partners. Please describe to us the nature of the international free-standing store arrangements with your distribution partners, and tell us whether the Company has any interest in these stores. To the extent that the Company has an interest in these stores, tell us how you account for the interest and the accounting guidance that you apply.

Note 15. Related Party Transactions, page F-31
Tax Receivable Agreement, page F-31

4.   We note that as of February 1, 2014, you recorded $173.15 million to recognize your obligation under the Tax Receivable Agreement ("TRA"). Please tell us whether you record the TRA liability on a discounted or undiscounted basis. To the extent that you record the TRA liability as undiscounted by analogy to ASC 740-10-05-7 or 740-10-30-8, tell us why you believe that the obligation to Pre-IPO Stockholders (3rd party) under the TRA represents an income tax or deferred tax.

Form 10-Q for the Fiscal Quarter Ended November 1, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 23

5.   We note that you quantify comparable store sales growth within Management's Discussion and Analysis of Financial Condition and Results of Operation. Please tell us how you define comparable store sales, and confirm that you will disclose this information in future filings.

6.   Please describe to us the nature of the shop-in-shops arrangements with your domestic and international partners, including whether you operate and consolidate the shop-in-shops operating results or if the shop-in-shops are operated by your partners and you only sell the merchandise to them on a wholesale basis. To the extent that you operate and consolidate the shop-in-shops operating results, tell us how you considered providing comparable shop-in-shops sales information.

Three Months Ended November 1, 2014 Compared to Three Months Ended November 2, 2013, page 24

7.	In future filings, please also include a qualitative and quantitative discussion on changes in your cost of products sold line item. Refer to Item 303(a)(3)(i) of Regulation S-K. In your response letter, please include a draft of your planned future disclosure based on the three and nine months ended November 1, 2014.

8.	We note management's statement in your Q2 2014 earnings conference call that licensing does not yet drive a lot of top line but it is a relatively high contributor to profits being a 100% gross margin business. We further note that your gross profit/gross margin rate discussion does not quantify the significant items that affected the total change in gross margin rate. In future filings, please separately quantify the significant items that affected the change in your total gross margin rate. To the extent that licensing income represents a significant component of your gross profit or operating income from your wholesale operating segment, confirm to us that you will describe the effects from your licensing operations in order for an investor to understand your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining